                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                            FELCOR SUITE HOTELS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    314305103
                                 (CUSIP Number)

                                             with a copy to:
     Ralph B. Lake, Esq.                     John M. Newell, Esq.
     Senior Vice President and               Latham & Watkins
     General Counsel                         633 West Fifth Street
     Promus Hotels, Inc.                     Suite 4000
     755 Crossover Lane                      Los Angeles, California  90071
     Memphis, TN  38117                      (213) 485-1234
     (901) 374-5100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 2, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 314305103
          ---------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON.
      Promus Hotels, Inc.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                           (a)  / /
     OF A GROUP*                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
      BK
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                2,704,302
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                   N/A
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                   2,704,302
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                   N/A
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,704,302
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / / N/A
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 314305103
          ---------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON.
      Promus Hotel Corporation

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                           (a)  / /
     OF A GROUP*                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
      BK
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                2,704,302
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                   N/A
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                   2,704,302
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                   N/A
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,704,302
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
      N/A
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the shares of Common Stock, $0.01 par value per share (the "Common Stock"), of FelCor Suite Hotels, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c). This statement is being jointly filed by Promus Hotels, Inc., a Delaware corporation ("PHI") and Promus Hotel Corporation, a Delaware corporation ("PHC," and together with PHI, the "Reporting Persons"). PHI is a wholly-owned subsidiary of PHC. PHC, through PHI, is one of the leading hotel companies in the United States, operating the Embassy Suites, Embassy Vacation Resort, Hampton Inn, Hampton Inn & Suites and Homewood Suites hotel brands. The principal offices of each of the Reporting Persons are located at 755 Crossover Lane, Memphis, Tennessee 38117.

          For information with respect to the identity and background of each executive officer and director of each of the Reporting Persons, see Schedule I attached hereto.

          (d)-(e). During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the other persons identified in Schedule I: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the $50,000,000 used for PHI's purchases (as described in Item 5(c), below) of 1,886,792 shares of Common Stock (the "Shares") and the $25,000,000 used for PHI's purchases (as described in Item 5 (c) below) of the 1,000,000 Units (as defined below) was borrowings under PHI's bank credit facility, which is incorporated by reference herein as an exhibit hereto.

ITEM 4.   PURPOSE OF TRANSACTION.

          PHI acquired the 1,886,792 shares of Common Stock and 1,000,000 Units for investment purposes.

          See Item 6, below, for a discussion of certain (i) registration rights with respect to certain of the Shares and Units beneficially owned by PHI and
(ii) transfer restrictions relating to certain of the Shares and Units beneficially owned by PHI. The Shares and Units were originally acquired with the expectation that they would ultimately be disposed of. Accordingly, subject to such transfer restrictions and depending on general market and economic conditions affecting the Issuer and other relevant factors, PHI may dispose of some or all of its Shares and Units from time to time in open market transactions, private transactions or otherwise. PHI has determined to dispose of its Shares and Units, subject to such transfer restrictions and depending on general market and economic conditions.

          Except as set forth herein, the Reporting Persons have no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

               (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (5) any material change in the present capitalization or dividend policy of the Issuer;

               (6) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (9)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the close of business on February 5, 1997, PHI beneficially owned 1,886,792 Shares of Common Stock of the Issuer and 1,000,000 units of limited partner interest ("Units") in FelCor Suites
Limited Partnership, a Delaware limited partnership (the "Partnership"). The Issuer, as sole general partner of the Partnership, is obligated (subject to certain conditions), one year following the issuance of such Units, to redeem the Units, at the option of the holders thereof, for a like number of Shares of Common Stock or, at the option of the Issuer, for cash or a combination of cash and Common Stock. The Issuer's charter prohibits ownership of more than 9.9% of any class of the Company's outstanding capital stock by any person
(the "Ownership Limit"). Taking into account the Ownership Limit, PHI beneficially owns 2,704,302 Shares of Common Stock (including 817,510 Shares issuable upon conversion of Units), or 9.9% of the total number of Shares of Common Stock outstanding (based upon 26,498,676 shares of Common Stock outstanding as of January 29, 1997, as set forth in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on January 29,
1997). If the Ownership Limit is disregarded, PHI would beneficially own 2,886,792 Shares of Common Stock (including 1,000,000 Shares issuable upon conversion of Units) or 10.50% of the total number of Shares of Common Stock outstanding (based upon 26,498,676 Shares of Common Stock outstanding as described above).

          PHC may be deemed to beneficially own the Shares of Common Stock and Units owned by PHI because PHI is a wholly-owned subsidiary of PHC. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, beneficially owns any shares or Units.

          (b) PHI has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Shares and Units beneficially owned by PHI. PHC may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the Shares and Units beneficially owned by PHI due to the fact that PHI is a wholly-owned subsidiary of PHC.

          (c) The following chart sets forth the transactions in the Common Stock effected by the Reporting Person during the 60 days prior to January 2, 1996 and thereafter through February 5, 1997.


                              Number of Shares of Common    Average Price
    Purchaser       Date        Stock or Units Acquired     Paid Per Share     Type of Purchase
    ---------       ----        -----------------------     --------------     ----------------
       PHI        11/06/95          800,000 Units               $25.00         Purchase from Issuer

       PHI        11/14/95          200,000 Units               $25.00         Purchase from Issuer

       PHI        11/14/95          189,756 Shares              $26.50         Purchase from Issuer

       PHI        01/02/96         1,333,100 Shares             $26.50         Purchase from Issuer

       PHI        02/21/96          94,339 Shares               $26.50         Purchase from Issuer

       PHI        04/02/96          104,028 Shares              $26.50         Purchase from Issuer

       PHI        05/10/96          165,569 Shares              $26.50         Purchase from Issuer


          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Subscription Agreement, dated May 3, 1995, among PHI (as transferee of Embassy Suites, Inc.), the Issuer and the Partnership (as amended, the "First Subscription Agreement") and the Subscription Agreement, dated October 17, 1995, among PHI, the Issuer and the Partnership (as amended, the "Second Subscription Agreement"), (i) the Issuer has granted PHI certain registration rights with respect to Shares owned or acquired (upon redemption of Units) by PHI, and (ii) PHI has agreed that, during any consecutive three month period, PHI shall be prohibited, unless the Issuer shall otherwise consent thereto in writing, from selling more than 3% of the outstanding Shares of Common Stock, whether pursuant to said registration statement or otherwise, except in an underwritten public offering in which the managing underwriter is one reasonably acceptable to the Issuer.

          Pursuant to such registration rights, the Issuer has filed a shelf registration covering the Shares owned or acquired (upon redemption of Units) by PHI. Such shelf registration statement was declared effective by the SEC on June 28, 1996 (Registration No. 333-004947).

          The above description of the First and Second Subscription Agreements are summaries only and do not purport to be complete descriptions of the terms of the First and Second Subscription Agreements. These summaries are subject to, and are qualified in their entirety by reference to, the detailed provisions of the First and Second Subscription Agreements, which are filed as exhibits hereto.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

10.1 Subscription Agreement, dated as of May 3, 1995, among Promus Hotels, Inc. (as transferee of Embassy Suites, Inc.), the Issuer and the Partnership.

10.2 Subscription Agreement, dated as of October 17, 1995, among Promus Hotels, Inc., the Issuer and the Partnership.(1)

10.3 Second Amendment to Subscription Agreements, dated as of December 12, 1995, among Promus Hotels, Inc., the Issuer and the Partnership.

10.4 Tranche A Credit Agreement, dated as of June 7, 1995, among Embassy Suites, Inc., as Initial Borrower, Promus Hotels, Inc., as the Subsequent Borrower, certain subsidiaries and related parties from time to time party thereto, as Guarantors, the several lenders from time to time party thereto, and NationsBank, N.A. (Carolinas), as Agent.(2)

10.5 First Amendment to Tranche A Credit Agreement, dated as of June 30, 1995, by and among Embassy Suites, Inc., Promus Hotels, Inc., The Promus Companies Incorporated, Promus Hotel Corporation and NationsBank, N.A. (Carolinas).(3)

10.6 Tranche A Assignment and Assumption Agreement, dated as of June 30, 1995, among Embassy Suites, Inc., Promus Hotels, Inc., The Promus Companies Incorporated and NationsBank, N.A. (Carolinas).(3)

10.7 Second Amendment to Tranche A Credit Agreement, dated as of May 15, 1996, by and among Embassy Suites, Inc., Promus Hotels, Inc., The Promus Companies Incorporated, Promus Hotel Corporation, and NationsBank, N.A. (Carolina).(4)









_____________________________

(1) Incorporated by reference from the Promus Hotel Corporation Quarterly Report on Form 10-Q, for the quarter ended September 30, 1995, filed November 13, 1995, File No. 1-11463.

(2) Incorporated by reference from the Promus Hotel Corporation Current Report on Form 8-K, filed June 15, 1995, File No. 1-11463.

(3) Incorporated by reference from the Promus Hotel Corporation Quarterly Report on Form 10-Q, for the quarter ended June 30, 1995, filed August 11, 1995, File No. 1-11463.

(4) Incorporated by reference from the Promus Hotel Corporation Quarterly Report on Form 10-Q, for the quarter ended June 30, 1996, filed August 12, 1996, File No. 1-11463.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PROMUS HOTELS, INC.



                                       By: /s/ Ralph B. Lake
                                          --------------------------------------
                                          Name:   Ralph B. Lake
                                          Title:  Senior Vice President
                                                  and General Counsel


                                       PROMUS HOTEL CORPORATION



                                       By: /s/ Ralph B. Lake
                                          --------------------------------------
                                          Name:   Ralph B. Lake
                                          Title:  Senior Vice President
                                                  and General Counsel





Dated:  February 5, 1997


                                             SCHEDULE I

                                           PROMUS HOTEL, INC.
                                     EXECUTIVE OFFICERS AND DIRECTORS


Name                            Present Business Address      Present Principal Occupation          Citizenship
----                            ------------------------      ----------------------------          -----------
Raymond E. Schultz              755 Crossover Lane            President & Chief Executive Officer     U.S.A.
                                Memphis, TN 38117             and Director

David C. Sullivan               755 Crossover Lane            Executive Vice President & Chief        U.S.A.
                                Memphis, TN 38117             Operating Officer and Director

Donald H. Dempsey               755 Crossover Lane            Senior Vice President &                 U.S.A.
                                Memphis, TN 38117             Chief Financial Officer and
                                                              Director

Thomas L. Keltner               755 Crossover Lane            Senior Vice President                   U.S.A.
                                Memphis, TN 38117

Ralph B. Lake                   755 Crossover Lane            Senior Vice President &                 U.S.A.
                                Memphis, TN 38117             General Counsel

Mark C. Wells                   755 Crossover Lane            Senior Vice President                   U.S.A.
                                Memphis, TN 38117



                                        PROMUS HOTEL CORPORATION
                                     EXECUTIVE OFFICERS AND DIRECTORS

                                               Executive Officers

Name                          Present Business Address        Present Principal Occupation       Citizenship
----                          ------------------------        ----------------------------       -----------
Michael D. Rose               755 Crossover Lane              Chairman of the Board and          U.S.A.
                              Memphis, TN 38117               Director

Raymond E. Schultz            755 Crossover Lane              President & Chief Executive        U.S.A.
                              Memphis, TN 38117               Officer and Director

David C. Sullivan             755 Crossover Lane              Executive Vice President &         U.S.A.
                              Memphis, TN 38117               Chief Operating Officer and
                                                              Director

Donald H. Dempsey             755 Crossover Lane              Senior Vice President &            U.S.A.
                              Memphis, TN 38117               Chief Financial Officer

Thomas L. Keltner             755 Crossover Lane              Senior Vice President              U.S.A.
                              Memphis, TN 38117

Ralph B. Lake                 755 Crossover Lane              Senior Vice President &            U.S.A.
                              Memphis, TN 38117               General Counsel

Mark C. Wells                 755 Crossover Lane              Senior Vice President              U.S.A.
                              Memphis, TN 38117

                                               Non-Employee Directors

Name                          Present Business Address        Present Principal Occupation       Citizenship
----                          ------------------------        ----------------------------       -----------

U. Beltram Ellis, Jr.         Two Park Place, Suite 301       Chairman & Chief Executive         U.S.A.
                              1888 Emery Street               Officer
                              Atlanta, GA 30318               IXL Holdings, Inc.

Debra J. Fields               333 Main Street, Box 5000       Chairman of the Board              U.S.A.
                              Park City, UT 84060             Mrs. Fields, Inc.

Christopher W. Hart           1081 Beacon Street              President                          U.S.A.
                              Brookline, MA 02146             Spire Group

C. Warren Neel                716 Stokely Management Center   Dean, The University of            U.S.A.
                              Knoxville, TN 37996             Tennessee College of Business
                                                              Administration

Ben C. Peternell              1023 Cherry Road                Senior Vice President, Human       U.S.A.
                              Memphis, TN 38117               Resources & Communications
                                                              Harrah's Entertainment, Inc.

Michael I. Roth               1740 Broadway-E. Floor 13th     Chairman & Chief Executive         U.S.A.
                              New York, NY 10019              Officer Mutual of New York

Jay Stein                     1200 Riverplace Blvd.           Chairman & Chief Executive         U.S.A.
                              Jacksonville, FL 32207          Officer Stein Mart, Inc.



Ronald Terry                  International Place 2           Private investor                   U.S.A.
                              6410 Poplar Avenue-Suite 375
                              Memphis, TN 38119


                                  EXHIBIT INDEX


10.1 Subscription Agreement, dated as of May 3, 1995, among Promus Hotels, Inc. (as transferee of Embassy Suites, Inc.), the Issuer and the Partnership.

10.2 Subscription Agreement, dated as of October 17, 1995, among Promus Hotels, Inc., the Issuer and the Partnership.(1)

10.3 Second Amendment to Subscription Agreements, dated as of December 12, 1995, among Promus Hotels, Inc., the Issuer and the Partnership.

10.4 Tranche A Credit Agreement, dated as of June 7, 1995, among Embassy Suites, Inc., as Initial Borrower, Promus Hotels, Inc., as the Subsequent Borrower, certain subsidiaries and related parties from time to time party thereto, as Guarantors, the several lenders from time to time party thereto, and NationsBank, N.A. (Carolinas), as Agent.(2)

10.5 First Amendment to Tranche A Credit Agreement, dated as of June 30, 1995, by and among Embassy Suites, Inc., Promus Hotels, Inc., The Promus Companies Incorporated, Promus Hotel Corporation and NationsBank, N.A. (Carolinas).(3)

10.6 Transche A Assignment and Assumption Agreement, dated as of June 30, 1995, among Embassy Suites, Inc., Promus Hotels, Inc., The Promus Companies Incorporated and NationsBank, N.A. (Carolinas).(3)

10.7 Second Amendment to Tranche A Credit Agreement, dated as of May 15, 1996, by and among Embassy Suites, Inc., Promus Hotels, Inc., The Promus Companies Incorporated, Promus Hotel Corporation, and NationsBank, N.A. (Carolina).(4)






_______________________

(1) Incorporated by reference from the Promus Hotel Corporation Quarterly Report on Form 10-Q, for the quarter ended September 30, 1995, filed November 13, 1995, File No. 1-11463.

(2) Incorporated by reference from the Promus Hotel Corporation Current Report on Form 8-K, filed June 15, 1995, File No. 1-11463.

(3) Incorporated by reference from the Promus Hotel Corporation Quarterly Report on Form 10-Q, for the quarter ended June 30, 1996, filed August 12, 1996, File No. 1-11463.

(4) Incorporated by reference from the Promus Hotel Corporation Quarterly Report on Form 10-Q, for the quarter ended June 30, 1995, filed August 11, 1995, File No. 1-11463.